SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Forestar Group Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

346233109
(CUSIP Number)

Andrew Wallach

SpringOwl Associates LLC

1370 Avenue of the Americas

28th Floor

New York, NY 10019

(212) 445-7800

Daniele Beasley

Cove Street Capital, LLC

2101 East El Segundo Boulevard

Suite 302

El Segundo, CA 90245

(424) 221-5897

with a copy to:

David E. Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 6, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 346233109	SCHEDULE 13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON SpringOwl Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 344,224 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 344,224 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 344,224 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO; IA

CUSIP No. 346233109	SCHEDULE 13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Daniel Silvers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 8,700 shares of Common Stock
	8	SHARED VOTING POWER 700 shares of Common Stock (see Item 5)
	9	SOLE DISPOSITIVE POWER 8,700 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 700 shares of Common Stock (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,400 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 346233109	SCHEDULE 13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Andrew Nelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 346233109	SCHEDULE 13D/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Laura Conover
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 250 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 250 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 250 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 346233109	SCHEDULE 13D/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Barry Konig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,200 shares of Common Stock
	8	SHARED VOTING POWER 150 shares of Common Stock (see Item 5)
	9	SOLE DISPOSITIVE POWER 1,200 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 150 shares of Common Stock (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,350 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 346233109	SCHEDULE 13D/A	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON Cove Street Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,100,844 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,100,844 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,100,844 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON OO; IA

CUSIP No. 346233109	SCHEDULE 13D/A	Page 8 of 11 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2014 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”) with respect to common stock, par value $1.00 per share (“Common Stock”), of Forestar Group Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 3 , 4, 5 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $46 million (including brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein as beneficially owned by (i) SOA is the working capital of the funds and accounts managed by SOA; (ii) Mr. Silvers is the personal funds of Mr. Silvers; (iii) Mr. Nelson is the personal funds of Mr. Nelson; (iv) Ms. Conover is the personal funds of Ms. Conover; (v) Mr. Konig is the personal funds of Mr. Konig and (vi) CSC is the funds of CSC’s clients, as a result of CSC causing its clients to acquire such Common Stock, including pursuant to CSC’s discretionary authority to manage the assets of such clients. None of the shares of Common Stock reported herein were purchased with funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On January 6, 2015, the Reporting Persons sent an open letter to the stockholders of the Issuer (the “January 6th Letter”). The January 6th Letter outlined the Reporting Persons’ concerns regarding the steady diminution in the value of their investment in the Issuer and offered strategic solutions to enhance stockholder value. The Reporting Persons’ strategic solutions included, among other things: (i) implementing shareholder-aligned oversight of the Issuer’s strategic review process; (ii) improving capital allocation discipline in conjunction with the strategic review processes; and (iii) implementing measures to improve the Issuer’s corporate governance. The description of the January 6th Letter in this Schedule 13D is qualified in its entirety by reference to the full text of the January 6th Letter, which is attached hereto as Exhibit 3 and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a)-(c) of Item 5 are hereby amended and restated in their entirety as follows:

CUSIP No. 346233109	SCHEDULE 13D/A	Page 9 of 11 Pages

(a) – (b)

The aggregate number of shares of Common Stock to which this Schedule 13D relates is 2,460,068 shares of Common Stock, constituting approximately 7.0% of the outstanding Common Stock. All percentages set forth herein are based upon a total of 34,958,270 shares of Common Stock outstanding as of November 3, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2014, filed with the SEC on November 6, 2014.

SOA has the power to vote and direct the disposition of the 344,224 shares of Common Stock held by the funds and accounts for which it acts as investment advisor. Mr. Silvers has the power to vote and direct the disposition of (i) 8,500 shares of Common Stock directly beneficially owned by Mr. Silvers; (ii) 700 shares of Common Stock held in a joint account with his wife; (iii) 100 shares of Common Stock held in an account for the benefit of his daughter; and (iv) 100 shares of Common Stock held in an account for the benefit of his son. Mr. Nelson has the power to vote and direct the disposition of the 4,000 shares of Common Stock directly beneficially owned by him. Laura Conover has the power to vote and direct the disposition of the 250 shares of Common Stock directly beneficially owned by her. Mr. Konig has the power to vote and direct the disposition of (x) the 1,200 shares of Common Stock directly beneficially owned by him and (y) 150 shares of Common Stock held in an account for the benefit of his wife. CSC has the power to vote and direct the disposition of the 2,100,844 shares of Common Stock held by the accounts for which it acts as investment advisor.

The Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Collectively, the group (and each member thereof) may be deemed to have beneficial ownership of a combined 2,460,068 shares of Common Stock, constituting approximately 7.0% of the Issuer’s outstanding shares of Common Stock. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of the Original Schedule 13D is set forth in Schedule I hereto and is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
3	January 6th Letter

CUSIP No. 346233109	SCHEDULE 13D/A	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 6, 2015

SPRINGOWL associates LLC
By: SpringOwl Asset Management LLC

By:	/s/ Andrew Wallach
Name: Andrew Wallach
Title: Managing Member

By:	/s/ Daniel Silvers
Daniel Silvers

By:	/s/ Andrew Nelson
Andrew Nelson

By:	/s/ Laura Conover
Laura Conover

By:	/s/ Barry Konig
Barry Konig
cove street capital, llc
/s/ Daniele Beasley
Name: Daniele Beasley
Title: Chief Compliance Officer; Member

CUSIP No. 346233109	SCHEDULE 13D/A	Page 11 of 11 Pages

Schedule I

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following tables set forth all transactions in the Common Stock effected by each of the Reporting Persons since the filing of the Original Schedule 13D. Unless otherwise noted, all such transactions were effected in the open market through a broker and all prices per share include commissions.

Mr. Silvers

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
11/26/2014	3,000	16.64
12/1/2014	1,000	15.81

Mr. Nelson

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
12/2/2014	192	14.91
12/2/2014	100	14.90
12/2/2014	500	14.94
12/2/2014	208	14.95

CSC

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
11/25/2014	50,000	16.79
11/26/2014	30,000	16.65
12/1/2014	315	15.30
12/15/2014	(103,752)	14.66
12/15/2014	103,752	14.71
12/18/2014	197,143	15.02
12/19/2014	25,457	15.34